FROST BROWN TODD LLC
Attorneys
Kentucky · Ohio · Indiana · Tennessee West Virginia

July 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Peggy A. Fisher Assistant Director

Re:	MedPro Safety Products, Inc. Registration Statement on Form S-1 (File No. 333-149163) Response to Staff Comments

Dear Ms. Fisher:

On behalf of MedPro Safety Products, Inc. ("MedPro"), we hereby submit the following responses to the comments in the letter from the Commission's staff dated March 6, 2008. Where appropriate, we refer to specific sections and pages of Amendment No. 1 to the S-1 Registration Statement (the “Amendment”) where changes have been made in response to the comments.

Comment:

1.	Please take the steps necessary to ensure that the registrant is identified in EDGAR by its new name.

Response:	Registrant is now identified in EDGAR by its new name.

Market Price of Our Common Stock, page 15
Comment:

2.	Please confirm that stock price data for periods prior to the reverse split was adjusted for the impact of that split.

Response:	On page 16 of the Amendment we have revised the stock price data for periods before the reverse split to reflect the impact of that split.

Selling Stockholders, page 16
Comment:

3.

Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the relationship of the selling security holders to the registrant, the transaction appears to be a primary offering. Please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

After considering SEC staff interpretations of eligibility for a shelf registration under Rule 415(a)(1)(i), we have reduced the amount of shares being registered to 4,649,775 shares, representing 35% of the number of shares of MedPro common stock currently outstanding. Of the shares to be registered, 4,097,590 shares (or 88%) are being registered for resale by holders of MedPro’s preferred stock and 552,185 shares (or 12%) are being registered for resale by non-affiliate holders of MedPro common shares who received their shares in the December 28, 2007 merger of MedPro Safety Products (a Delaware corporation) into Dentalserv.com (“DRSV”), a public shell company.

The following table breaks-down the current MedPro shareholders according to their affiliate/non-affiliate status and the restricted/nonrestricted status of the shares of MedPro common stock they own.

Restricted shares held by MPSP affiliates	7,572,486	57.00%
Restricted shares held by non-affiliates
Former Delaware predecessor shareholders	4,306,199	32.41%
Vision (former DRSV affiliate and preferred	1,254,038	9.44%
stockholder)
Other former DRSV affiliates	18,201	0.14%
Unrestricted shares held by non-affiliates (former
DRSV non-affiliate shareholders)	134,148	1.01%

Shares currently outstanding	13,285,072	100.00%

The shares being registered have been allocated among the preferred stockholders and the non-affiliate shareholders who received common shares in the merger in proportion to the total number of shares for which they have registration rights, as illustrated by the following table:

Selling shareholder	Registrable shares	Pct.	Shares to be registered

Vision	30,416,096	83.88%
Common shares (pre-merger DRSV)			1,254,038
Warrant shares			2,646,228

Total Vision shares				3,900,266
Other preferred stockholders	1,538,823	4.23%		197,324

All preferred stockholders	31,954,919	88.00%		4,097,590

Non-affiliate MedPro shareholders	4,306,199	11.88%		552,185

Total	32,261,118	100.0%		4,649,775

As shown in the preceding tables, MedPro is registering a total of 4,469,775 shares for resale by selling stockholders, representing 35% of the presently outstanding shares. Only 1% of MedPro’s outstanding shares are unrestricted, providing a nominal non-affiliate float. In these circumstances, we believe that reducing the number of shares MedPro is registering for resale to 35% of the outstanding shares would comply with Rule 415(a)(1)(i).

Vision has had full economic and market risk with respect to 1,254,000 shares being registered since Vision purchased those shares for cash in December 2006. An additional 552,185 shares are being registered for approximately 80 non-affiliate MedPro shareholders whose shares in the predecessor corporation were converted in the December 28, 2007 merger. These non-affiliate shareholders have had full economic and market risk with respect to their shares since before the merger (in most cases, for years before the merger). Had DRSV not been a public shell corporation, these non-affiliate shareholders could have sold their shares under Rule 144 beginning on June 28, 2008. Having paid $13 million in cash for both convertible preferred stock and stock purchase warrants in the December 28, 2007 private placement, the warrantholders will have had economic and market risk with respect to the other 2.8 million shares being registered at least for the period from December 28, 2007 to the effective date of the registration statement, which has not yet occurred. They will have continue to bear the economic and market risk with respect to approximately 27.9 million shares issuable upon the conversion of preferred shares or the exercise of the other warrants that are not being registered for resale.

The shares will be offered or sold solely by security holders of MedPro and not by MedPro. Each of the selling stockholders is acting on its own behalf and not on behalf of MedPro. None of the shares are being registered for resale by members of the board of directors of MedPro, their family members or their affiliates, who together own 57.00% of Medpro’s outstanding voting shares and are subject to agreements that restrict them from transferring shares for six months after the registration statement becomes effective in addition to the restrictions of Rule 144. Contractual restrictions prohibit each preferred stockholder from converting its preferred shares or exercising its warrants if the holder would own more than 9.9% of the outstanding voting shares. Together, these factors make it unlikely the preferred stockholders have or could attain the power to control the company.

The selling stockholders have each represented that they purchased the shares and warrants for investment purposes and not with a view to distributions. There are no indicia that any of the selling stockholders are engaged in a “distribution.” A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that included special selling efforts and selling methods. To the knowledge of MedPro, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the registration statement. To the knowledge of MedPro, none of the selling stockholders is in the business of underwriting securities.

The majority of the selling stockholders are not affiliates of the Company, in that: (1) they have no ability directly or indirectly to control the actions of the MedPro (“Company”) either by contract or through management or exercise of voting rights; and (2) they do not have any greater access than other stockholders to information about the Company, its operations or financial results. Please also note that the sale of stock by any one investor would not cause substantial dilution to existing stockholders, which has been a primary goal of the Staff in its interpretation of Rule 415 and has been a persuasive mitigating factor in allowing companies to register more than the prescribed 33% of the public float.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have been cleared. Here, the investors made a cash investment and the Company has received proceeds from the sale of the securities to investors. The rights under a registration rights agreement cannot be equated with the actual registration of the securities. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective. Therefore, in light of the foregoing, we respectfully do not believe there is any basis under which the selling stockholders can be considered alter egos of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form S-1 for the purpose of conducting or completing an offering to be made on a continuous or delayed basis pursuant to Rule 415.

Comment:

4.

We note that $2,000,000 of the consideration for the units is in the form of a promissory note and that “either Vision will pay the note when due, or another investor may pay $2,000,000 and receive the 1,025,881 units issued therefore…” Since the private placement is not complete and Vision is not irrevocably committed to purchase the securities and may assign its obligation, the underlying shares should not be included in the registration statement. Please revise.

Response:

The $2,000,000 promissory note was paid in full on February 29, 2008. In response to Comment #3, we have reduced the number of shares being registered by more than the number of shares underlying the units originally issued for the promissory note.

Comment:

5.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the units and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of units.

Response:

The following is a tabular disclosure of the dollar amount of each such payment (including the value of any payments to be made in common stock, and excluding any repayment of principal) that we have made to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments):

Payment or Obligation	Selling stockholder	Date of Payment	Amount
Payments made to or on behalf of selling
stockholders through 3/31/08

Pay legal fees for private placement and	Vision	12/28/07	167,340
reverse merger

Origination fee on bridge loan	Vision	12/28/07	50,000

Interest on bridge loan	Vision	12/28/07	20,000
Repay principal on bridge loan	Vision	12/28/07	1,000,000
Payments to financial advisor	SC Capital
Cash			1,000,000
Stock (1)			1,157,895
Warrants (2)			211,928
Repay advances from eligible MedPro non-			153,173
affiliate stockholders	(3)		25,000

Total payments made			$3,785,336
Potential future payments to selling
stockholders
5% annual dividend on preferred shares (4)	Vision		600,141
	Sands Funds		50,012
Liquidated damages (5)	Vision		2,400,000
	Sands Funds		200,000
Pre-merger DSRV payable	Vision		60,000

Total potential payments			$3,310,153
Total payments made and potential
payments			$7,095,489

(1)	Represents 5% of the value of the pre-money valuation of the company negotiated with the Series A Stockholders.

(2)	Value under Black-Scholes method, as describe in Note 10 to the audited financial statements.

(3)	Indicates shareholders who are eligible to include shares in the resale registration, but have yet to elect to do so.

(4)	The holders of Series A Stock are entitled to receive cash dividends at the rate of 5% of the stated liquidation preference amount ($1.81 per share). Dividends are cumulative and will accrue and be payable only upon any liquidation of the company.

(5)	Assumes maximum aggregate payment equal to 20% of the amount of the holder’s initial investment in the Series A Stock. MedPro must pay liquidated damages to each Series A Stockholder equal to 1.5% of the purchase price of the Series A Stock then held per month if one of the events listed below occurs until cured.

    MedPro fails to file a request for acceleration of effectiveness of the registration statement within three business days after the SEC notifies MedPro that a registration statement will not be reviewed or is not subject to further review; or

    MedPro fails to file a subsequent registration statement if the original registration statement ceases to be effective before expiration of the effectiveness period, or

    MedPro postpones or suspend effectiveness of a registration statement for more than 60 days in the aggregate during any 360-day period because of material non-public information or a potential business transaction or opportunity, or trading in the common stock is suspended or the common stock is no longer quoted on or is delisted from the OTC Bulletin Board (or other principal exchange on which it is traded) for any reason for more than three business days in the aggregate.

    However, MedPro’s failure to register all of the Series A Stockholders securities for resale as a result of a reduction in the total number of securities included in the registration statement required by the SEC staff will not trigger the obligation to pay liquidated damages.

The following table shows the net proceeds realized by MedPro from the December 28, 2007 sale of convertible preferred stock and warrants, post-merger payments of obligations to selling stockholders, and other amounts payable to selling stockholders through December 31, 2008.

Gross Proceeds	$13,000,000
SC Capital advisory fees	1,040,000
Legal	131,245
Vision – legal expense	167,340
Other transaction fees and expenses	68,755

Net proceeds	$11,592,660

Post-merger payments to selling stockholders
Origination fee on bridge loan	$50,000
Interest on bridge loan	20,000
Repay principal on bridge loan	1,000,000
DRSV payable to Vision	60,000
Repay bridge loan from eligible non-affiliate stockholder (1)	153,173
Repay advance from eligible non-affiliate stockholder (1)	25,000

Net proceeds after post-merger payments to selling stockholders	$10,284,487

Potential payments to selling stockholders through December 31, 2008, contingent upon specific events
5% annual dividend on preferred shares (2)	$650,153
Liquidated damages (3)	1,170,000

Net proceeds after post-merger and potential payments to selling
stockholders	$8,464,334

(1)	Indicates shareholder who is eligible to include shares in the resale registration, but has yet to elect to do so.

(2)	Dividends will accrue and be payable only upon any liquidation of the Company.

(2)	Assumes monthly payment equal to 1.5% of the purchase price of the Series A Stock from July through December 2008. Payable only during calendar months in which listed triggering event occurs and remains uncured.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) with the table including the following information disclosed separately for each transaction:

    the date of the transaction;

    the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

    the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

    the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

    the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

    the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

    the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The following information, in tabular formats, describes prior stock transactions between MedPro or its predecessor corporations and the Series A Preferred Stockholders and their affiliates. These transactions are also described in detail under “Reorganization and Preferred Stock Sale” and “Certain Relationships and Related Party Transactions” in the prospectus. We have not included information with respect to the numerous stock transactions between MedPro and its approximately 80 non-affiliate shareholders who are eligible to register stock for resale, because those shareholder hold fewer than 12% of the shares being registered, and MedPro’s stock transactions with them occurred from 1995 until 2007 and involve a relatively small number of shares in the aggregate.

December 2006 change of control of Dentalserv.com

The following table presents information about the December 15, 2006 transaction. Share and price information has been adjusted to reflect the 1-for-4 reverse stock split on December 28, 2007.

Date	# of Shares Outstanding Prior	# of Shares Outstanding Prior and Held by Others	# of Shares Issued or Issuable	% of Total Issued and Outstanding	Prior Market Price	Current Market Price (as of 6/20/08)
12/15/06	1,393,625	139,587	0	0	$15.00	$4.72

December 28, 2007 Purchase of Series A Stock and Warrants

The following table shows the ownership of our common stock by our directors and officers as a group, the Series A Stockholders, and our non-affiliate shareholders upon completion of the merger with DRSV and assuming the conversion of all of the Series A Stock and the exercise of all warrants for cash.

Shareholder	Common shares	Price per share(1)	Aggregate warrant exercise price	Percentage of common stock

Upon completion of the merger

Directors and officers of MedPro	8,124,885			61.2%
Preferred stockholders	1,254,038			9.4
Non-affiliate shareholders	3,906,149			29.4

TOTAL	13,285,072	$1.75		100.0%

Assuming conversion of all Series A
Stock and exercise of all
warrants for cash

Directors and executive officers of
MedPro
Common stock	8,124,885	1.75		17.8%
Other warrants	533,458	1.81		1.2
					19.0
Non-affiliate shareholders	3,906,149	1.75			8.5
Preferred stockholders
Common stock	1,254,038	1.75		2.7
Series A Stock	6,668,230	1.95		14.6
A Warrants	6,668,230	1.81	$12,069,496	14.6
B Warrants	6,668,230	1.99	13,269,778	14.6
J Warrants	5,975,116	2.18	13,025,753	13.0
C Warrants	5,975,116	2.18	13,025,753	13.0

					82.5

TOTAL	45,773,289		$51,390,780		100.0%

(1)	Represents the value per share of common stock negotiated between MedPro and the Series A Stockholders, the conversion price of the preferred stock, or the exercise price of the warrants, as applicable. Before the merger, there had never been a trading market for MedPro common stock, so the price in any stock transaction had been determined by direct negotiations between the parties.

7.	Please provide us, with a review toward disclosure in the prospectus, with the following information:

	•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities; and

	•	whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

	-	the date on which each such selling shareholder entered into that short position; and

	-	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the unit transaction and the filing of the registration statement (e.g., before or after the announcement of the unit transaction, before the filing or after the filing of the registration statement, etc.).

Response:

MedPro has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities.

The four funds that purchased MedPro securities in the December 28, 2007 private placement, for whom 88% of the shares are being registered for resale, have represented to MedPro that they do not have an existing short position in MedPro’s common stock.

Comment:

8.	Please provide us, with a view toward disclosure in the prospectus, with:

	•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the units; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the units.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

MedPro has substantially revised its disclosure under “Certain Relationships and Related Party Transactions” in response to the comment. MedPro confirms that in its view, a materially complete description of the relationships and arrangements between and among MedPro (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) is presented in the prospectus. Agreements between and/or among those parties have been included as exhibits to the registration statement.

Comment:

9.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

We have amended notes 4 through 7 to the table of selling stockholders to include the names of the persons with voting and investment power with respect to the shares owned by the four funds that are selling stockholders based on Schedule 13Ds these selling stockholders have filed.

Capitalization, page 18
Comment:

10.

Please delete the capitalization table or show only your actual capitalization as of the most recent balance sheet date presented in the filing. In that regard, please note that assets, such as cash and notes receivable, are not a component of capitalization for this purpose.

Response:	We have deleted the capitalization table in response to the comment.

Pro Forma Selected Consolidated Financial Data, page 19

Comment:

11.

It appears that DentalServ.com was a public shell corporation at the time of the reverse merger. The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are normally considered capital transactions in substance, rather than business combinations within the scope of paragraph 9 of SFAS 141. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. In a written response, please describe the basis in GAAP for the accounting applied in the reverse merger. In that regard please explain:

•	Whether or not you believe recapitalization accounting is appropriate and the basis in GAAP for your conclusion.

•	If you believe that the transaction is a business combination under SFAS 141, please explain the basis for that conclusion. Specifically address how you concluded that your transaction falls within the scope of the guidance.

•	If you believe some other accounting model applies, please explain the basis in GAAP and identify the literature relied upon.

•

It is unusual for the promoters of a public shell to invest in the post-merger business. Please explain how you considered that investment, including its terms and conditions, in determining the appropriate accounting for the reverse merger. Cite the specific literature you considered and evaluated in reaching your conclusion.

Response:

Pro forma financial information is no longer included in the prospectus. As explained in Note 1 to the Financial Statements, the transaction was treated as the equivalent of an issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. MedPro considered the reverse merger and sale of convertible preferred stock and warrants to be capital transactions and believes that recapitalization accounting is appropriate. Under this accounting, the historical financial statements for all periods presented until the date of the merger are those of the accounting acquirer, MedPro Safety Products, Inc., and the capital structure is that of the issuer, DRSV.

As noted in the prospectus, the reverse merger was a condition to the purchase of convertible preferred stock and warrants by the investors. As disclosed in DRSV’s prior SEC filings, the Vision Opportunity Master Fund acquired a controlling interest in DRSV in December 2006 to have the ability to conduct a reverse merger in connection with a future investment. Neither Vision nor the Sands Brothers Venture Capital Funds were directly or indirectly involved with founding or organizing MedPro’s business or enterprise in 1995, nor was their investment in connection with the founding and organizing of Medpro’s business. Accordingly, we do not believe the preferred stockholders meet the definition of a promoter under Regulation S-X

Comment:

12.

A reverse merger between a public shell company and a private operating company accounted for as a recapitalization is not normally a business combination within the scope of paragraph 9 of SFAS 141.

Accordingly, pro forma financial information is not normally presented. If you conclude that the transaction is a recapitalization of the private operating company not in the scope of SFAS 141, please delete the pro forma data. If any updated filing includes pro forma financial information for the transaction, we may further comment on the form and content.

Response:	We have deleted the pro forma financial information in response to the comment.

Comment:

13.

In the notes to the pro forma data, the basis in GAAP for the accounting applied in the reverse merger is attributed to “purchase accounting rules.” The footnotes to any updated audited financial statements should include detailed and specific discussion of the basis in GAAP for the accounting applied in the reverse merger. The existing description is not sufficient for that purpose.

Response:	We have deleted the pro forma financial information in response to the comment.

Comment:

14.

We see that in conjunction with the reverse merger you issued preferred shares and warrants in a private placement. We also see that the preferred shares are presented and classified as stockholders’ equity in the pro forma financial statements. Please tell us why classification as permanent equity is appropriate. In that regard, the shares appear to have certain redemption features which may or may not be under your control as described under “Description of Capital Stock.” In a written response, please describe the basis in GAAP for your conclusion about the classification. Refer to SFAS 150, EITF D-98 and ASR 268 for guidance.

Response:

The holders of MedPro’s convertible preferred stockholders have an option to redeem their shares only upon the occurrence of (1) certain transactions that would result in a change of control of the Company; or (2) the occurrence of one of seven enumerated “triggering events.” The classification of MedPro’s convertible preferred stock as permanent equity depends upon the issuer having control with respect to the manner of redemption of the convertible preferred stock.

The right of preferred stockholders to redeem their shares arises first in the event of a consolidation or merger that would result in a change of control of the Company, the sale of 50% of its assets, or a purchase of 50% of the outstanding shares of the Company’s common stock. Mergers, consolidations and asset sales require approval by the board of directors. A third party could purchase 50% of the outstanding shares only from the Company directly or in a voluntary sale by one or more common shareholders. These circumstances, being characteristic of all equity, do not preclude classification as equity.

The other seven triggering events include four events (items 1, 2, 3 & 7 in the prospectus) for which the issuer has the option to redeem in either cash or common shares. The common share redemption is based on a fixed ratio that is adjustable only if the Company sells common shares at a price less than the price per share at which the preferred stock converts into common stock. In other words, the adjustments to the ratio are not of a dilutive nature that would generally give rise to liability treatment.

The Company believes that the other three triggering events (items 4, 5, & 6 in the prospectus) all meet the requirements of EITF 00-19 for recording the transactions as equity under the different circumstances that may lead to conversion, as all of the enumerated events (as defined in the certificate of designations for the preferred stock) would result only through purposeful actions by the Company or otherwise within its control.

•	As of December 31, 2007, the Company had 90,000,000 common shares authorized and 13,285,000 issued and outstanding. Therefore, the Company had a sufficient number authorized and unissued common shares to convert all of the preferred stock at the conversion ratio then in effect had a notice of conversion been presented as of that date, meeting the “current status” test of EITF 00-19.

•	The Company’s deregistration of its common stock is within the control of the Company;

•	The Company’s consummation of a going private transaction is within the control of the Company.

EITF 00-19, ¶12-32, referenced by EITF Topic D-98, enumerates types of provisions that would preclude accounting for an Issuer’s redeemable shares as permanent equity because the ability to settle the redemption feature with common stock is not entirely within control of the Issuer. Although EITF 00-19 is not controlling for embedded features (the present case), the Company, in accordance with EITF Topic D-98, considers “all the facts and circumstances” in accounting for redemption features of its equity shares.

In the complex area of accounting for convertible preferred stock, the Company assumes that the scope limitations differentiating accounting treatment for free-standing and embedded instruments are intended to give preference to the more-settled accounting given to the host contract (where the instrument is embedded).

Comment:

15	As a related matter, the accounting for convertible preferred stock may be complex. In addition to the classification matter raised above, in certain instances conversion features should be bifurcated and separately accounted for under SFAS 133; and, in other instances the accounting for preferred shares may result in beneficial conversion features under EITF 98-5 and EITF 00-27. The notes to financial statements should include complete disclosure about the accounting for the preferred shares and the basis in GAAP for that accounting. We may have further comment on the accounting and disclosure once you update the audited financial statements.

Response:	Because the convertible instrument includes a beneficial conversion feature based on the proceeds received for or allocated to the convertible instrument, we have revised our accounting based on EITF Issues 98-5 and 00-27.

We have reexamined the presence of the beneficial conversion feature embedded in our preferred stock issuance and accordingly allocated $3,975,120 for the relative intrinsic value of he embedded beneficial conversion feature (as limited by paragraph 8 of EITF 98-5) and $7,314,763 for the relative fair value of the detachable warrants. We have subsequently charged the accumulated deficit and credited additional paid-in capital for a “deemed dividend” for the entire $3,975,120 since our preferred stock was potentially convertible upon issuance.

The impact of the “deemed dividend was reflected in our Form 10-Q for the 1st quarter of 2008. We plan to file an amendment to our Form 10-K which will also reflect this accounting treatment.

This accounting for the convertible preferred stock and the allocation of the proceeds from the sales of the units to the convertible preferred stock and the warrants is discussed in the “Overview” section of the MD&A, Note 10 to the audited financial statements, and Note 12 of the unaudited financial statements.

Comment:

16.

Tell us how you accounted for the warrants, including how they were valued and how you allocated proceeds from sales of the units to those instruments. Also, tell us how you evaluated SFAS 133 and EITF 00-19 in assessing whether the warrants should be accounted for as derivatives within the scope SFAS 133. As a related matter, please note that the updated audited financial statements should include full disclosure about (1) the accounting for the warrants and (2) all significant terms and provisions of the warrants.

Response:

Note 10 to the Company’s audited financial statements contains an extensive discussion of the significant terms of the warrants and how the warrants were valued according to the Black-Scholes method. The response to Comment 15 addresses how the proceeds from the sale of the units was allocated among the convertible preferred stock and the warrants.

In assessing the proper classification of our series A, B, C, J warrants as equity, the Company first considered that, within the context of SFAS 150, the detachable warrants do not contain any characteristics that would cause them to be considered other than equity. We considered paragraphs 11 & 12 of SFAS 150 per below:

Obligations to Repurchase the Issuer’s Equity Shares by Transferring Assets

11. A financial instrument, other than an outstanding share, that, at inception,... requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances 7). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.

Certain Obligations to Issue a Variable Number of Shares

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

•	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

•

Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

•	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

The series A, B, C, J warrants are indexed solely to the Company's own stock within the meaning of EITF 01-6, ¶5 in that there are no contingencies to consider and that the ultimate settlement amount will be based solely on MedPro's stock price.

No net cash settlement is required as specified under EITF 00-19, nor are there conditions outside the control of MedPro that could require net cash settlement.

As of the balance sheet date, all conditions under EITF 00-19, '¶12-32, have been met.

For the foregoing reasons, MedPro concluded that the series A, B, C, J warrants are properly classified as equity and included on the balance sheet at fair value.

Management’s Discussion and Analysis or Plan of Operations

Overview, page 27
Comment:

17.	Please expand to provide a discussion of the reverse merger, including a detailed and specific discussion of the basis in GAAP for the accounting applied and the impact on your financial statements.

Response:	We have substantially expanded the “Overview” section in response to the comment.

Critical Accounting Estimates and Judgments, page 27
Comment:

18.	Intangible assets are significant to your assets. Please disclose how you apply the units of production method, including how you determine “full production” for purposes of applying that method.

Response:

We have amended the disclosure in response to the comment. After discussions with the Company’s independent auditors, it appears more prudent and less difficult at this time to estimate amortization based on straight line amortization instead of the units of production method. The Vacu-Mate device is expected to go to market in November 2008. We currently have a minimum volume contract of 110 million units. Worldwide demand for blood collection devices exceeds 2 billion units per year. An average blood draw uses 3 tubes per draw and our customer for this device sells 1.2 billion tubes per year. Despite these statistics and coupled with the fact that the previous blood collection device (which does not incorporate passive safety features) has been in use for over 25 years, it is extremely difficult to predict annual and lifetime volume for this design before any sales experience. Amortization will be over the estimated economic lives of the respective patents and may be approximately $350,000 to $500,000 per year. We will finalize the amortization policy after sales begin.

Comment:

19.

Please also expand to describe how you apply SFAS 144 in measuring the fair value of intangible assets for impairment testing purposes. In that regard, describe the model you apply and the nature and extent of subjective judgments and estimates underlying the estimates of fair value.

Response:

When the remaining IP are placed in productive service, we will perform impairment testing based on estimated future cash flows. The intangible assets owned by the Company are generally patents with identifiable and finite remaining lives. We will take both the remaining patent life and the estimated economic life into account in determining fair value. If straight line amortization proves to be too slow to properly charge off the cost of our patents, the Company expects to utilize a net present value of future cash flows analysis to calculate carrying value after impairment determination.

The Company elected to write off the $300,000 cost of its Safe-Mate patents at the end of 2007 in view of the poor sales performance and the less than one year remaining life of the patents. The other intangible assets include $2,525,425 of cost in the Vacu-Mate patents and $489,122 cost of the Key-Lok patents. To date, we have not generated any revenue from these products and amortization has not yet begun. Once sales have begun, the Company will evaluate impairment based on a net present value analysis of estimated future cash flows or reevaluate impairment on the happening of one of the triggering events described in SFAS 144.

Comparison of Years Ended December 31, 2006 and 2005, page 29
Comment:

20.

Please revise to provide a full discussion of the factors responsible for the $1 million increase in operating expenses in 2006. Quantify and describe reasons for changes in the significant components of operating expenses as presented on the statement of operations. The discussion of any updated financial statements should consider the substance of this comment.

Response:

Because the financial statements have been updated in accordance with Article 8 of Regulation S-X to cover the fiscal years 2007 and 2006, the comparison of operating results for 2006 and 2005 has been deleted. The comparison of operating results for 2007 and 2006 quantifies and describes reasons for changes in the significant components of operating expenses as presented on the statements of operations.

Liquidity and Capital Resources, page 30
Comment:

21.

In the second paragraph, please define what you mean by a take-or-pay contract. Please also disclose the significant terms of the arrangement, including how you will account for revenues under the agreement. Also describe the status and expected timing of resolution of any matters, such regulatory approvals or manufacturing contracts, required to be finalized before sales begin under the arrangement.

Response:

On page 28 of the amendment, we explain the general terms of “take or pay” arrangements with distributors. Throughout the amendment, we now consistently refer to such arrangements as “minimum volume contracts.” The terms of the one minimum volume contract MedPro has entered into is described in detail on page 29.

Medpro has provided updated disclosure of the status of its regulatory approvals and manufacturing contracts required to begin sales under the arrangement.

See response to Comment 3. We expect to record revenue when product is shipped, accepted by the customer and collectability is reasonably assured.

Business, page 32

Product Development – Visual Connections, page 36
Comment:

22.

You disclose that SGPF LLC was formed by your chairman to “hold intellectual property” for your company. Please tell us and disclose the business purpose of the arrangement. Please describe why you did not acquire the interest in the patents directly. Please also describe whether you intend to exercise the option to acquire the technology from SGPF LLC. If exercise is not certain, please disclose the factors on which you will base any decision to exercise the option.

Response:	We have revised the discussion of MedPro’s relationships with Visual Connections and SGPF LLC in response to the comment.

Comment:

23.

Please tell us and disclose in your filing how you have accounted for the option the Company holds to purchase the Blunt Technology from SPGF LLC. Describe the basis in GAAP for your accounting. Please provide financial statement disclosure about this arrangement.

Response:

The accounting for our option to acquire the Blunt Technology is described in Note 1 to the financial statements under “Intangible Assets”.

We agreed to pay up to $375,000 of out-of-pocket costs to support the development of the Blunt Technology. These include providing administrative support to manage and develop the products, filing and keeping current the patents for the devices obtain FDA approval to market the products, generating proof of concept tooling and samples and the solicitation of marketing or commercialization agreements for the sale or exploitation of the products. If we enter into a commercialization agreement after incurring less than $375,000 of costs, we will not be obligated to pay the balance. Accordingly, we have not accrued the $375,000 commitment as a liability or obligation.

Our option to acquire the Blunt Technology for cash, reimbursement of all prior acquisition payments by SGPF and the issuance of stock to SGPF is valid until 60 days after SGPF gives us notice that it has found another party to exploit the technology and generate concept tooling, samples and such other party has agreed to perform other acts necessary to commercialize the product. Because we have not exercised our option, we have not recorded any costs, assets or liabilities associated with the option.

Product Development – Unilife License Option, page 36
Comment:

24.

Please tell us and disclose in your filing how the Company has accounted for the Unilife License Option it holds from Unilife Medical Solutions Ltd, including how you accounted for the $3 million payment. Please provide financial statement disclosure about this arrangement.

Response:

The Unilife License Option has been accounted for on the financial statements as a contingent license agreement on the balance sheets until either the license is granted or the $3 million payment is refunded. The option is also discussed in Note 1 of the Notes to Financial Statements under “Intangible Assets”

Financial Statements, page F-1

General
Comment:

25.	Please update the audited financial statements. Refer to Rule 8-08 to Regulation S-X.

Response:	The Amendment includes audited financial statements as of December 31, 2007 and audited interim financial statements as of March 31, 2008.

Comment:

26.

We see the impact of the reverse merger is not reflected in the financial statements included in the filing. If you have concluded that the reverse merger is a recapitalization of the private operating company not within the scope of SFAS 141, then it appears that the equity section of the balance sheets should be retroactively restated to reflect the equivalent number of common shares issued in the exchange with adjustments to par value and paid-in capital as necessary. The footnotes should also provide a clear roadmap that demonstrates the impact of the recapitalization on stockholders’ equity and outstanding shares. Please revise or advise.

Response:

As explained in Notes 1 and 2 of the Notes to Financial Statements as of December 31, 2007, the transaction was treated as the equivalent of an issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The financial statements included in the Amendment are the Company’s first financial statements after the effective time of the reverse merger.

Comment:

27.

Please provide earnings per share for all periods. As a related matter, if you determine that recapitalization accounting is appropriate earnings per share for any period prior to the transaction should consider the equivalent number of common shares issued in the exchange.

Response:

Earnings per share is included on the Statements of Operations for all periods and is discussed in Note 11 of the notes to the audited financial statements and Note 3 to the interim unaudited financial statements

Audited Financial Statements, beginning on page F-13

Consolidated Balance Sheets, pages F-14 and F-15

Comment:

28.

Please provide footnote disclosure about license fee and product development funding obligations. Please also describe the terms, provisions and accounting for the purchase options such as those described under “Product Development” on pages 35 and 36. Clearly identify transactions and agreements with related parties.

Response:	The Company has updated the disclosures in the notes to its December 31, 2007 financial statements to describe the two options.

Consolidated Statements of Operations, page F-16
Comment:

29.

It appears that you recognized a gain on restructuring and partial settlement of debt with your chairman and majority shareholder. Please tell us why that gain should not be characterized in the financial statements as a capital contribution. Tell us how you considered the guidance in footnote 1 to APB 26.

Response:

The terms of the September 1, 2006 debt restructuring are described in detail under Certain Relationships and Related Party Transactions. At the time, our obligations to CRM totaled more than $5 million. CRM and Mr. Turner waived these obligations, late fees due on indebtedness and any rights to future grants of warrants that had been contemplated as consideration for the loans and the services provided to MedPro in exchange for a grant of 536,306 shares of common stock to Mr. Turner and the issuance of a $2,000,000 promissory note to CRM. The shares were valued at $1,822,805, or approximately $3.40 per share, the price per share for which we had negotiated to issue shares to repay similar obligations to non-affiliate shareholders during 2006. CRM forgave the remaining $1,294,526 of debt outstanding, for which MedPro recognized a gain of $1,294,526.

In treating the gain from extinguishment of this debt as a non-capital transaction, MedPro considered the characteristics of liabilities and equity inherent in FASB Concepts Statement No. 6. This debt initially represented short-term cash advances for which repayment was expected and clearly reflected a temporary arrangement; therefore, the exchange of the Company’s indebtedness for common stock was viewed as effecting an exchange of instruments representing “a probable future sacrifice of economic benefits arising from present obligations to transfer assets or provide services to other entities in the future as a result of past transactions or events” (a liability) for instruments representing “the residual interest in the assets of an entity that remains after deducting its liabilities.” Under APB 26, when a transaction is between related parties, the nature of the transaction must be considered, but it does not establish a rebuttable presumption that such a transaction was capital in nature.

Nature of Business and Summary of Significant Accounting policies, page F-19

Basis of Presentation
Comment:

30.	Please disclose how the guarantee fee owed to your chairman is accounted for in the financial statements.

Response:

Note 1 was revised to provide that the guarantee fee has been expensed and was treated as interest. The amount was deemed paid in December 2007, transferred to another shareholder by the guarantor in settlement of an unrelated debt and reinvested in the Company by the other shareholder. We expensed the obligation for the guarantee fee and credited capital stock and additional paid in capital for the newly issued shares. The Statement of Shareholders’ Equity reflects the transaction under the caption, Shares issued for cash.

Revenues and Costs Recognition
Comment:

31.

Please revise to clarify how your revenue recognition policy considers each of the four elements delineated in SAB 104. Please also address the accounting for take or pay arrangements referred to elsewhere in your filing.

Response:	MedPro has revised its revenue recognition policy footnote in response to the comment

We believe our revenue recognition policy is in accordance with SAB 104 in that it incorporates the following four elements:

•	Persuasive evidence that an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectability is reasonably assured.

Comment:

32.

Please tell us about the terms and conditions of your sales to distributors. In that regard, please address shipping terms, payment terms, return and stock rotation privileges and, price protection and other discount programs. Describe how you considered the terms of the arrangements in establishing your revenue policy. Also, clarify why it is appropriate to recognize revenue from distributor transactions prior to sell through by the distributor.

Response:

Current sales to customers are on the basis of shipments in response to a telephonic, fax or mail order or purchase order from the customer. We have no long term supply agreements with customers for our Safe-Mate or Needlyzer products. We discontinued selling the Needlyzer in the US in 2007 and are only shipping outside of the US. Shipments of the Safe-Mate product were discontinued on or about June 1, 2008, as described in the prospectus.

We ship F.O.B. our warehouse. Payment is due within thirty days of receipt. We invoice with shipment. We do not accept returns of sterile products and we give credits for merchandise on a case by case basis in rare circumstances. We have no price protection arrangements and we have granted a very small discount for one customer of the discontinued Safe-Mate product which was intended to assist them with promotion costs. These discounts historically have been less than $500 per month.

We do not accept returns, consign inventory or have any distributor agreements. Revenue is recognized when product is shipped, the price is fixed and collection is reasonably assured.

Intangible Assets
Comment:

33.	Please disclose the specific components of intangible assets and make all relevant disclosure under paragraphs 44 and 45 of SFAS 142.

Response:

The financial statements reflect all of the significant components of intangible assets. Our response to Comment #34 also reflects the details of the intangible assets as of December 31, 2007.

With the exception of the $52,894 goodwill recorded in the merger with DentalServ.com, based upon the excess of assumed debt over cash and prepaid expenses held by the corporation at the date of the merger; all other intangibles were purchased intellectual property.

Paragraphs 44 and 45 of SFAS 142 are not inconsistent with the treatment of goodwill in the Company financial statements. The assets of DentalServ.com, the acquired corporation for accounting purposes, consisted of cash ($5,606), prepaid expenses ($1,500) and liabilities payable to Vision ($60,000) as of the closing date. These netted to $52,894, the recorded goodwill number. The post merger (December 28, 2007) losses for DentalServ.com as a part of MedPro were $1,125 in expenses. Only three days transpired between acquisition and year end. No impairment was determined for goodwill in such a short period of time.

Both paragraphs 44 and 45 of SFAS 142 deal with the excess fair value of acquired assets over their cost and the concept of negative goodwill. DentalServ.com had no operating assets, only a small amount of cash and prepaid expenses and a note payable back to Vision, who eventually acquired $12,000,000 of the preferred Series A stock issued in the December 28, 2007 reverse takeover. There was no negative goodwill or excess of fair value of assets over cost in this transaction. The fair value of the assets acquired was the face value of the cash and prepaid expenses.

Comment:

34.

In a written response, provide us a schedule of the carrying amount of the intangible assets indicating the acquisition date, the nature of each component and the amount assigned to each component. Describe how and from whom the significant components were acquired. Identify any related parties and describe how any non- cash consideration was accounted for and valued. To the extent intangible assets were acquired from shareholders for other than cash, please tell us how you considered the substance of the guidance from SAB Topic 5-G.

Response:	The following table sets forth the requested information about the Company’s intangible assets:

	Date Acquired	From	Related Party	Cost
Vacu-Mate IP	3/31/03	Visual Connections	None	$2,525,425
Key-Lok IP	8/24/06	Baton Development	Gary A. Peterson	489,122
Goodwill	12/28/07	DentalServ.com	None	52,894
		Unilife Medical
License	12/28/07	Solutions	None	3,000,000
Organization cost*	1994		None	750

				$6,068,191

* fully amortized

We have read and taken into account the guidance provided under Topic 5 G, Transfers of Nonmonetary Assets by Promoters or Shareholders. Of our intangible assets, only the Key-Lok IP was acquired from a related party.

MedPro acquired the Key-Lok IP and equipment comprised of injection molding machines, tools and molds and packaging equipment from Baton Development, Inc., a company owned by Gary A. Peterson, a director of MedPro. The product underlying the Key-Lok IP is an FDA approved device with a 510K approval to market. The purchase price was $1 million, net of approximately $10,000 of legal fees on the Key-Lok IP assumed by MedPro. MedPro issued 1,600,780 shares of common stock to Baton valued at the $0.6179 price per share at which MedPro negotiated the conversion of outstanding debt to equity during 2006. As adjusted for the subsequent Vacumate and DRSV mergers, the price is equivalent to $3.40 per share. Baton represented to MedPro that its cost in the IP and equipment equaled or exceeded the value of the issued to Baton. The equipment was valued at $500,000 based on an appraisal by an unrelated company. The Key-Lok IP was valued at $489,122. The transaction was approved in August 2006 when the Company’s liabilities exceeded its assets and before there was a definitive agreement to take the Company public in connection with the $13,000,000 capital infusion.

The Company carries the Vacu-Mate IP (patents) at cost, based on the purchase price at which Vacumate LLC acquired the Vacu-Mate IP from Visual Connections. Vacumate LLC was formed by an investor group comprised in part of Company shareholders, including the Company’s Chairman, to re-acquire the Vacu-Mate IP from Visual Connections after MedPro defaulted on its financial obligations under a agreement to acquire the Vacu-Mate IP To retain the opportunity to develop the technology when it had limited capital resources, the Company entered into an agreement with Vacumate LLC to develop the Vacu-Mate IP in exchange for a 40% interest in the patents. Late in 2006, to facilitate a possible financing, Vacumate LLC and MedPro agreed to combine through a merger in which the Vacumate LLC members received 60% of MedPro’s shares. The merger was completed in January 2007.

The DentalServ.com goodwill was based on the excess purchase price allocated to DentalServ.com, Inc. in connection with the reverse takeover. MedPro was the accounting acquirer and DentalServ.com went out of existence for accounting purposes. The opposite was true for tax purposes. DentalServ.com‘s liabilities exceeded its assets (cash) by $52,894 at the date of merger. We will evaluate impairment of the goodwill annually. As of the date of the most recent 10K and 10Q the value of using the public shell company to take the Company to the public market exceeded the $52,894 in goodwill allocated in the merger transaction, even though the Company’s float is less than 1% of its outstanding shares far.

MedPro paid $3,000,000 on December 29, 2007 to Unilife Medical Solutions, a publicly traded company in Australia to gain access to Unilife’s distribution rights in the United States. This is a conditional license fee arrangement on terms discussed in the prospectus. If the license is granted, MedPro will determine the revenue potential under the license and will amortize the cost of the license over an appropriate term. Unilife Medical Solutions is not related to MedPro. The Company has contracted with Unilife to manufacture initial quantities of the Vacu-Mate device and has used IBS, a Unilife US subsidiary to provide engineering and design services.

MedPro incurred $750 of organization costs in 1994. This amount was fully written off within 60 months of formation.

Note 2 – Acquisition, page F-21
Comment:

35.

Please disclose how you accounted for the purchase consideration and specifically disclose how that consideration was allocated to the net assets acquired. Also disclose how you determined the fair value assigned to the common shares issued.

Response:

The cost of the Key-Lok IP and equipment acquired from Baton Development, Inc. was determined by the asking price of $1,000,000 less the assumption of legal fees due on the intellectual property. The purchase price was allocated as follows:

IP	489,122
Equipment	$500,000

Total	$989,122

The exchange of pre-merger shares based on $0.6179 per shares was based on the prevailing price per share utilized for similar debt exchanges and transactions at the time. Baton received 1,600,780 of pre-Vacumate, LLC merger shares which became 640,312 of MedPro shares before the DentalServ.com reverse takeover. Finally, they became 291,020 shares of post reverse takeover shares.

Note 6 – Long Term Debt, Page F-25
Comment:

36.

Please disclose the nature and terms of debt covenants and your compliance therewith or confirm that there are no covenants. Also disclose any restrictions or conditions that may limit your ability to borrow on the line of credit.

Response:	The nature and terms of debt covenants and compliance with those covenants are discussed in Note 6 to the audited financial statements.

Note 7 – Shareholders’ Equity, page F-24
Comment:

37.

Please disclose how you determined the fair value of shares issued for services, to acquire assets and to settle debt and other liabilities. As necessary for clarity and completeness the disclosure may need to be specific to individually significant transactions.

Response:

We have expanded the description of the stock transaction with related parties under “Certain Relationships and Related Party Transactions” and in the notes to the financial statements.

MedPro began to settle and compromise debts in 2005, 2006 and 2007 in order to improve its balance sheet with a view toward finding additional funding or an investment partner. At the time, MedPro was only able to pay its debts based on the loan guarantee and additional funding and support provided by its Chairman. It was also indebted to professionals and shareholders. MedPro approached these parties to convert their debt into shares. In most of these transactions, MedPro issued shares valued at $0.6179 (which, as adjusted for the mergers with Vacumate LLC and Dentalserv.com, is now equivalent to $3.40 per share) at a time when it was technically insolvent. The bases for the share values of other stock transactions during this period are described under “Certain Relationships and Related Party Transactions.” Management believes that the share valuations were fair to the Company and the other parties to these transactions.

Exhibit 23.1 Comment:

38.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response:	The consent has been filed as exhibit 23.1.

     The written acknowledgement of MedPro Safety Products, Inc. to the other matters raised in your comment letter accompanies this letter.

     Please call me (telephone 502.568.0277) if you have any questions

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald Alan K. MacDonald, Member